SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.

SPECIAL AND ANNUAL GENERAL MEETING
FIRST CALL

The stockholders of Tele Celular Sul Participações S.A are hereby called to the Special and Annual General Meeting, first call, to be held on April 23, 2004, at 2:00 p.m. Brazilian time, at the Company headquarters at Rua Comendador Araújo, n° 299, in the city of Curitiba, State of Paraná, to transact the following business:

Order of Business of the Annual Meeting:

(i)	To examine, discuss and vote the financial statements for fiscal year 2003;
(ii)	To discuss the proposed destination of the Profit for fiscal year 2003;
(iii)	To discuss the proposed Capex budget for 2004;
(iv)	To elect the members of the Board of Directors;
(v)	To elect the members of the Statutory Fiscal Committee;
(vi)	To discus the remuneration of the Directors and Officers.

Order of Business of the General Meeting:

(i)

Decide on the capital increase corresponding to the tax benefit for fiscal year 2003, in the amount of R$ 27,102,460.34, resulting from the amortization of the premium absorbed by its controlled TIM Sul S.A. dated Jun/30/00, in compliance with CVM Instruction 319/99;

(ii)	Decide on the capital increase of R$ 60,000,000.00, concerning the surplus reserve, with no issue of shares, as provided in article 40, paragraph 2 of the company’s bylaw;
(iii)	Decide on the proposed amendment do the Articles of Incorporation, article 5 - “Capital Stock”;
(iv)	Discuss the rules of the Statutory Fiscal Committee.

Notes:

  As provided in the CVM instruction number 165 of December/11/91 and instruction 282 of June/26/98, the percentage to request the “voto múltiplo” will be 5% of the total shares;
  Stockholders wishing to be represented by proxies shall file the respective special proxy at the Company headquarters, no later than two (02) business days before the date scheduled for the Meeting, pursuant to art. 126 of Law 6404/76 and art. 15, sole paragraph of the bylaw;
  Tele Celular Sul Participações S/A stockholders participating in the (Fungible Registered Share Trust of the Stock Trade) Custódia Fungível de Ações Nominativas das Bolsas de Valores wishing to attend the Meeting are required to submit a statement from the fiduciary company issued no later than 2 (two) days before the Meeting, showing their stockholding status;
  The documents related to this Meeting will be available to stockholders at the Company headquarters as of the publication of the call.

Curitiba, April 8, 2004.

Mario Cesar Pereira de Araújo
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: April 08, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer